SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
CORPORATE TAXPAYER’S ID (CNPJ): 33.042.730/0001-04
CORPORATE REGISTRY (NIRE): 33.3.001.159 5

NOTICE TO SHAREHOLDERS
PAYMENT OF INTEREST ON EQUITY
AND DIVIDENDS

Considering that Companhia Siderúrgica Nacional’s shareholders approved, at the Annual Shareholders’ Meeting held on this date, the payment of (i) R$70,671,627.00 (seventy million, six hundred and seventy-one thousand, six hundred and twenty-seven Reais), as interest on equity; and (ii) R$1,244,328,575.00 (one billion, two hundred and forty-four million, three hundred and twenty-eight thousand, five hundred and seventy-five Reais), as dividends, we hereby inform shareholders of the following:

1. Interest on Equity and Income Tax: shareholders registered with the trustee institution on April 18, 2008, are entitled to receive interest on equity in the gross amount of R$0.091845 per share, subject to fifteen per cent (15%) withholding income tax, except for those shareholders who are exempt from same and shareholders domiciled in a country which does not levy income tax or levies it at a maximum rate lower than twenty per cent (20%), who shall be subject to withholding income tax of twenty-five per cent (25%), pursuant to article 8 of Law 9779/99. Considering the 15% rate, the amount to be paid net of income tax is R$ 0.078068 per share. Shareholders who are exempt from said tax, pursuant to articles 12 and 15 of Law 9532/97, whose exemption is attested by legal process or court decision, in the specific case of interest on equity, should submit to CSN, by April 28, 2008, at 5:00 p.m.: (i) a copy of said process or decision ratified by the respective District Court Registry Office and (ii) a letter addressed to CSN, in which they expressly assume a commitment to: (a) inform same of any eventual amendment or annulment of said process or decision within 24 hours of acknowledgment; and (b) reimburse the tax and any other incidental charges resulting from said payment, within three (3) business days as of CSN’s notification. Supplementary private pension entities, insurance companies and FAPI (Individual Scheduled Retirement Funds), as well as life insurance policies containing a survival coverage clause, as of January 1, 2005, are exempt from withholding and separate payment of income tax levied on income and gains earned in their use of resources from provisions, technical reserves and benefit plan funds, pursuant to article 5, caput and sole paragraph of Law 11053/04, said entities having until April 28, 2008, at 5:00 p.m., to submit a letter addressed to CSN, in which they expressly declare and assume that (a) the resources used comply with said legal regulation; (b) they will immediately inform CSN in writing should said resources no longer comply with said legal regulation; (c) they will reimburse the tax and other incidental charges levied on CSN within three (3) business days as of CSN’s notification.

2. Dividends: Shareholders registered with the trustee institution on April 18, 2008, are entitled to receive dividends in the proportion of R$1.617125 per share.

3. Payment of Interest on Equity and Dividends: Interest on equity and dividends will be credited to shareholders as of May 05, 2008, without monetary restatement, in accordance with their bank account details registered with the trustee institution, Banco Itaú S.A. Shareholders whose shares are held in fiduciary custody will have their interest and dividends credited as per the procedures adopted by the Stock Exchange. Shareholders, whose records do not contain their individual or corporate taxpayer’s ID (CPF and CNPJ, respectively) or an indication of their bank/branch/current account, will have their interest and dividends credited within three (3) business days, as of the due regularization of their respective records at branches of Banco Itaú S.A.

4. Service Locations: branches of Banco Itaú S.A., shareholders service section, during banking hours.

These shares will be traded ex-dividend and ex-interest on equity on the Brazilian stock exchange as of April 22, 2008.

Rio de Janeiro, April 18, 2008.

________________________________________
Otávio de Garcia Lazcano
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.